SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(amendment no. 1)

PRESIDENTIAL REALTY CORPORATION
(Name of Issuer)

Class B Common Stock, $.00001 par value
(Title of Class of Securities)

Class B: 741004204
(CUSIP Number)
RICHARD PAUL BRANDT 4555 E. Mayo Blvd., Unit #5308 Phoenix, AZ 85050 480-794-1222
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

January 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Class B: 741004204
1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Richard Paul Brandt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER Class B: 291,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER Class B: 291,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON Class B: 291,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class B: 6.1%
14.	TYPE OF REPORTING PERSON* IN

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by Richard P. Brandt (the “Reporting Person”). This Amendment No. 1 amends the Schedule 13D only as specifically set forth.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class B Common Stock, $.00001 par value (the "Class B Common Stock"), of Presidential Realty Corporation, a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 1430 Broadway, Suite 503, New York, NY 10018. This Amendment No. 1 is being filed solely to correct certain of the ownership percentages set forth in Item 5(a)-(b) of the Schedule 13D filed by the Reporting Person on January 17, 2017. Specifically, the Reporting Person is the beneficial owner of shares which comprise 6.1% (rather than 5.6%) of the issued and outstanding Class B Common Stock. The aggregate amount of shares of Common Stock owned by the Reporting Person is unchanged. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D as amended to date.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Person is the beneficial owner of 291,000 shares of Class B Common Stock of the Company which comprises 6.1% of the issued and outstanding Class B Common Stock.

The Reporting Person has sole power to vote or direct the vote of all of the shares of Class B Common Stock described herein. The Reporting Person has the sole power to dispose or to direct the disposition of all of the shares of Class B Common Stock described herein.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    January 27, 2017

/S/ Richard Paul Brandt
Richard Paul Brandt